Exhibit 11 – Computation of Earnings Per Share

	Fiscal Year Ended December 31,
	2003	2002	2001	2000	1999
BASIC & DILUTED
Net income (loss)	$1,261,000	$1,252,000	$110,000	$504,000	$475,000
Basic average shares outstanding	1,489,114	1,488,764	1,488,764	1,488,764	1,309,966
Diluted average shares outstanding	1,539,153	1,511,139	1,494,328	1,488,764	1,309,966
Net income (loss) per share:
Basic	$0.85	$0.84	$0.07	$0.34	$0.36
Diluted	$0.82	$0.83	$0.07	$0.34	$0.36

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